Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1371
TEL: INT'L +61 (2) 92591371
FAX: (02) 9247 3272

FACSIMILE

82-1565

To:	OFFICE OF INTERNATIONAL CORPORATE FINANCE
Company:	SECURITIES AND EXCHANGE COMMISSION, U.S.A.
Facsimile No:	0011 1 202 942 9624
From:	HELEN GOLDING - Company Secretary
Date:	1 April, 2003
SUBJECT:	12g3-2(b) Exemption Number: 82-1565
No of Pages:	10 pages (including cover sheet)

SUPPL

TAKEOVER BID FOR GOODMAN FIELDER LIMITED - OFFER TO OPTIONHOLDERS

Please see attached copies of four announcements released to the Australian Stock Exchange this afternoon.

Yours sincerely



HELEN GOLDING
Company Secretary/Group Legal Counsel

Attach:

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1111
TEL: INT'L +61 (2) 9259 1111
FAX: (02) 9247 3272

1 April 2003

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Mr Gates

BPC1 Pty Limited - Takeover bid for Goodman Fielder Limited - Offer to optionholders

Please find enclosed Options Offer letter dated 31 March 2003 together with Form of Acceptance and Deed Poll being mailed to Goodman Fielder Limited optionholders today.

Yours faithfully



HELEN GOLDING
Company Secretary

Encl

Copy: New Zealand Stock Exchange



BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

31 March 2003

THIS IS AN IMPORTANT LETTER AND REQUIRES YOUR IMMEDIATE ATTENTION

Dear optionholder

Offer by Burns Philp for your Goodman Fielder options

1 Takeover bid

As you are no doubt aware, BPC1 Pty Limited (**Burns Philp**) (a wholly owned subsidiary of Burns, Philp & Company Limited), has made a takeover bid for all the Goodman Fielder Limited (**Goodman Fielder**) shares at A$1.635 per share (**Share Offer**).

On 28 March 2003, Burns Philp announced that it had a relevant interest in over 90% of the Goodman Fielder shares. Burns Philp is now entitled, and intends, to compulsorily acquire all outstanding shares and will remove Goodman Fielder from the Australian Stock Exchange.

As you would be aware, the exercise price of your options is greater than Burns Philp's Share Offer price of A$1.635. For this reason, Burns Philp would obviously not have expected you to exercise your options and accept the Share Offer. Accordingly, to allow you to participate in the takeover bid, Burns Philp is making you a separate offer for your options.

2 Offer for Your Options

Burns Philp offers to pay you the cash amount specified in section 3 below, for your agreement to have all the options registered in your name (**Your Options**) cancelled and for you to otherwise give up and waive any and all title to, and rights to which you are entitled under, Your Options (**Options Offer**).

3 Cash consideration payable to you if you accept the Options Offer

If you accept the Options Offer, Burns Philp agrees to pay you the greater of:

- A$0.01 for each of Your Options; and
- A$50.00 for all of Your Options.

If you have a registered address in New Zealand, Burns Philp will pay you the equivalent amount in New Zealand dollars.[1]

If you accept the Options Offer, Burns Philp will pay you within 5 business days after your valid acceptance is received.

If, at the time Burns Philp would otherwise have paid you, some or all of Your Options have lapsed, expired, terminated or otherwise ceased to exist (other than as a result of your acceptance of the Options Offer), Burns Philp will be under no obligation to pay you any consideration for those options.

4 How to accept the Options Offer

To accept the Options Offer, you should simply complete, sign and return the accompanying Form of Acceptance and Deed Poll (**Acceptance Form**) (which forms part of the Options Offer), together with your option certificate(s) (and any other documents required by the Acceptance Form) to the address specified on the Acceptance Form.

---

1 Based on the exchange rate published in *The Australian Financial Review* as the wholesale market spot A$/NZ$ exchange rate on the day Burns Philp provides funds to its registry for payment to accepting optionholders.

5 Close of Options Offer

The Options Offer is scheduled to **close at 7.00 pm (Sydney time) on 15 April 2003** (it may be extended at Burns Philp's sole discretion). Your acceptance must be received before the offer closes.

6 Compulsory acquisition of options

When Burns Philp compulsorily acquires the outstanding Goodman Fielder shares, Burns Philp will also be entitled to compulsorily acquire the outstanding Goodman Fielder options under Part 6A.2 of the Corporations Act (**General Compulsory Acquisition**). Burns Philp intends to exercise this right.

You should note that if you do not accept the Options Offer, and Your Options are compulsorily acquired, you should be sent your cash consideration approximately 6 weeks after the commencement of that process. By contrast, if you accept the Options Offer you will be sent your cash consideration within 5 business days after your valid acceptance is received.

If Burns Philp ultimately pays optionholders more for their options under the General Compulsory Acquisition than under the Options Offer, Burns Philp will pay the difference to any optionholder who accepts the Options Offer at the same time as it pays the other optionholders under the General Compulsory Acquisition.

7 Tax consequences of accepting the Options Offer

A general description of the Australian tax consequences of accepting the Options Offer, including a description of how to complete your income tax return is contained in the accompanying document titled "Australian tax consequences of accepting the Options Offer".

8 Queries

If you have any questions in relation to the Options Offer, please contact the Goodman Fielder Offer Information Line on **1300 883 943** (callers in Australia) or **0800 006 675** (callers in New Zealand) or +61 2 9240 7512 (callers outside Australia and New Zealand).

If you are in any doubt as to how to act in relation to the Options Offer, consult your financial or other professional adviser.

Yours faithfully



Helen Golding
Company Secretary

Australian tax consequences of accepting the Options Offer

1 Introduction

The following is a general description of the Australian tax consequences for Goodman Fielder Limited (**Goodman Fielder**) optionholders who accept BPC1 Pty Limited's offer, contained in the letter dated 31 March 2003, for their options (**Options Offer**). The information in this note is intended to be a broad outline of the Australian income tax and capital gains tax (**CGT**) consequences of the disposal of options by Australian resident individual optionholders.

This summary is based on income tax law and administrative practice in force as at the date of this note. It is necessarily general in nature and does not take into account the specific circumstances of each optionholder. It is not advice and should not be relied upon as such. Accordingly, each optionholder should satisfy themselves as to the potential income tax consequences of accepting the Options Offer in their own particular circumstances by consulting their own professional adviser. In particular, the following comments are relevant only to those optionholders who hold their options as capital assets for income tax purposes.

2 *Acceptance of the Options Offer and disposal of options acquired under the* Goodman Fielder Australian Employee Share Option Plan

All comments in this section 2 are on the basis that options issued under the Goodman Fielder Australian Employee Share Option Plan (**ESOP**) are "qualifying rights" for the purposes of Division 13A of the Income Tax Assessment Act 1936 (**ITAA 1936**).

An optionholder who has acquired options under the Goodman Fielder Australian ESOP may have an income tax liability where they accept the Options Offer and consequently agree to the cancellation of their options.

2.1 Election made to be taxed up-front

An optionholder may have previously elected to be taxed up-front on the discount in respect of the options acquired (i.e. in the income year in which the options were acquired). The amount of the discount that was previously required to be included in an optionholder's assessable income at such time was the market value of the options at the time they were acquired by the optionholder.

Where such an optionholder accepts the Options Offer and as a consequence the options are cancelled, this will constitute a CGT event. An optionholder who is an Australian resident may make a capital gain on the cancellation of options where the capital proceeds from the cancellation of the options exceeds the cost base (or in some cases the indexed cost base) of the options. An Australian resident optionholder may make a capital loss on the disposal of options where the capital proceeds from the disposal is less than the reduced cost base of the options.

Technically, the capital proceeds for the event will be the market value of the options at the time of the event (calculated on the assumption they were not cancelled). Where an optionholder has elected to be taxed up-front, the optionholder's cost base of the options for CGT purposes will be the market value of the options at the time they were acquired by the optionholder.

Capital gains and capital losses of a taxpayer in a year of income are aggregated to determine whether there is a net capital gain. Any net capital gain is included in assessable income and is subject to income tax at the optionholder's marginal rate. Capital losses may not be deducted against other income for income tax purposes, but may be carried forward to offset against future capital gains. Certain CGT concessions, being indexation and access to the CGT discount may be available to some optionholders and are discussed below.

If the options were acquired at or before 11:45am on 21 September 1999, an optionholder may choose to adjust the cost base of the options to include indexation by reference to changes in the consumer price index from the calendar quarter in which the options were acquired until the quarter ended 30 September 1999. These indexation adjustments are taken into account only for the purposes of calculating a capital gain that may arise from the disposal of the options. However, indexation adjustments are ignored for the purposes of calculating a capital loss.

In addition, an optionholder who is an individual and has held their options for at least twelve months but does not choose to index the cost base of the options, should generally be entitled to discount the amount of the capital gain (after applying any capital losses) by 50%.

Disclosure in the individual's Income Tax Return

As indicated above, a CGT event occurs when an optionholder accepts the Options Offer and as a result various disclosures are required to be made in the optionholder's income tax return in the year in which the CGT event occurs. It is likely that such a CGT event will occur in the year ending 30 June 2003. We note that the Australian Taxation Office (**ATO**) has not yet released the 2003 individual income tax return. Therefore, reference to specific labels below, and in section 2.2, are to the 2002 individual income tax return, and we draw your attention to the fact that the labels in the 2003 individual income tax return, once issued by the ATO, may differ from the labels outlined below. We would not expect the description attached to the labels to be substantially different from the descriptions outlined below.

In particular, an optionholder whose only CGT event that occurs during the income year relates to the cancellation of the options under the Options Offer should complete item 17 "Capital gains" of the individual tax return as follows:

Item 17 label	Description	Disclosure
G	Did you have a CGT event during the year? Print **Y** for yes or **N** for no.	Include a "Y" in this box to indicate that a CGT event occurred during the year.
H	Total current year capital gains	Disclose the amount of the capital gain that arises from the cancellation of the options at this item (before applying the 50% CGT discount, if applicable). If the options were acquired before 11:45am on 21 September 1999 and the optionholder chooses to index the cost base, the cost base of the options should be indexed before calculating the capital gain (if any) from cancellation of the options.
A	Net capital gain	Reduce the total current year capital gains disclosed at label H by any previously unapplied net capital losses from earlier income years. If the optionholder has held the options for more than 12 months and has not chosen to index the cost base in working out the capital gain, then the capital gain arising from the CGT event that occurs in relation to the options should be discounted by 50% before to arrive at the net capital gain to be included in this label.
V	Net capital losses carried forward to later income years	Add the current year capital losses (if any) to unapplied net capital losses from earlier income years and include the sum of these two amounts at this label. If an amount is shown at label A (above) an amount should not be disclosed at this label.

2.2 No election made to be taxed up-front

Where an optionholder did not previously elect to be taxed up-front on the discount in respect of the options acquired by them, the cancellation of the options under the Options Offer will constitute a "cessation time" for the purposes of the Employee Share Scheme rules contained in the ITAA 1936 (provided there has not been an earlier cessation time). At such time, the optionholder will be required to include the discount in their assessable income. The discount will be calculated as the amount received by the optionholder in respect of the disposal of their options reduced by any amount the optionholder paid to acquire the options.

Please note that the amount calculated as the discount is not a capital gain to the optionholder and therefore, the CGT concessions (i.e. the CGT discount or indexation) will not be available to reduce the amount of the discount.

Disclosure in Individual Income Tax Return

In the income year in which the optionholder accepts the Options Offer, the optionholder is required to include the amount of the discount at label **22V** in the supplementary section of the income tax return. The description of the type of income should be "discount on rights received under an employee share scheme".

3 Options not acquired under the Goodman Fielder Australian ESOP

Where an optionholder did not acquire options under the Goodman Fielder Australian ESOP and notwithstanding this, the options are qualifying rights for the purposes of Division 13A of the ITAA 1936, the cancellation of the options as a result of the optionholder's acceptance of the Options Offer will broadly result in the same income tax consequences as outlined in section 2 above.

Where the options are not qualifying rights for the purposes of Division 13A of the ITAA 1936, the cancellation of the options will constitute a CGT event and the income tax consequences will be broadly the same as outlined in section 2.1 above. However, the cost base of the options will depend on the circumstances surrounding the acquisition of the options and we recommend that optionholders seek their own taxation advice in this regard.

4 Goods and Services Tax

Investors should not be liable to Goods and Services Tax in respect of the cancellation of options under the Options Offer.

31 March 2003

This page has been left blank intentionally

Options Offer

Form of Acceptance and Deed Poll

Offer by BPC1 Pty Limited ABN 45 101 665 918 ("BPC") (a wholly owned subsidiary of Burns, Philp & Company Limited) for all your options to acquire unissued Goodman Fielder Limited ("Goodman Fielder") shares

Securityholder reference number:

Consideration payable to you if you accept the Options Offer:

No. of options held	Expiry date of Your Options	Exercise price of Your Options

If any of your details above are incorrect, please amend them and initial the alterations.

Unless the context otherwise requires, capitalised terms in this form have the same meaning as in BPC's letter dated 31 March 2003 which contains the formal terms of the Options Offer.

I, the Goodman Fielder optionholder named above:

1. accept the Options Offer and each variation of the Options Offer (if any) in respect of all the Goodman Fielder options registered in my name;
2. covenant that I agree to the cancellation of all my Goodman Fielder options;
3. covenant to give up and waive any and all title to, and rights to which I am entitled under, my Goodman Fielder options; and
4. covenant to otherwise be bound by the terms of the Options Offer.

The covenants in this Deed Poll are in favour of both BPC and Goodman Fielder.

If this Form of Acceptance and Deed Poll is signed under a power of attorney, the attorney declares that the attorney has no notice of revocation of the power.

To validly accept the Options Offer, please complete, sign and return this Form of Acceptance and Deed Poll, together with your option certificate(s) (and any other documents specified overleaf), to the address specified overleaf before the close of the Options Offer. Your signature should be witnessed by an adult who is not the holder of the options to which your acceptance relates.

EXECUTED as a deed
SIGNED, SEALED AND DELIVERED
by the optionholder

Signed: ____________________ Witnessed by: ____________________ ____________________

Signature Name

Dated: ____________________

Please enter your telephone number where you may be contacted during business hours: ( ) ____________________

If relevant to you, please tick one of the following boxes:

- **I was not issued with any option certificate(s)** .... ☐
- **I was issued with option certificates but they have been lost or destroyed**......... ☐

YOUR ACCEPTANCE MUST BE RECEIVED BEFORE THE CLOSE OF THE OFFER, WHICH IS 7.00PM (SYDNEY TIME) ON 15 APRIL 2003 (THIS DATE MAY, IN BPC'S SOLE DISCRETION, BE EXTENDED).

Further instructions

1 Completing this Form of Acceptance and Deed Poll

Please sign and date this Form of Acceptance and Deed Poll where indicated: Signatures to this Form of Acceptance and Deed Poll must be witnessed by an adult witness (who is not the optionholder and who must also sign the Form of Acceptance and Deed Poll where indicated).

Power of attorney and deceased estates: If this Form of Acceptance and Deed Poll is signed under power of attorney, or by the executors of a deceased estate, or by the administrators, the relevant power of attorney, probate or letters of administration, together with any other documents required by law, must be attached.

Rectification of Form of Acceptance and Deed Poll: By returning this Form of Acceptance and Deed Poll, you will have irrevocably authorised BPC (or any nominee(s) of BPC) to alter this Form of Acceptance and Deed Poll by rectifying any errors or omissions in it as may be necessary to make it an effective acceptance of the Options Offer (including, without limitation, to enable the cancellation of Your Options).

Deemed valid acceptance: BPC may, in its sole discretion, and without any further communication to you, at any time deem any Form of Acceptance and Deed Poll it receives to be a valid acceptance in respect of Your Options even if a requirement for acceptance has not been complied with.

2 Where and when to send the completed Form of Acceptance and Deed Poll

You should mail or deliver your completed Form of Acceptance and Deed Poll, your option certificate(s) for Your Options (if required) and any other documents required by these instructions before the close of the Options Offer to:

Mail to:

ASX Perpetual Registrars Limited
Goodman Fielder takeover offer
Locked Bag A14
SYDNEY SOUTH NSW 1234
AUSTRALIA

or

Deliver in person to:

ASX Perpetual Registrars Limited
Goodman Fielder takeover offer
Level 8, 580 George Street
SYDNEY NSW 2000
AUSTRALIA

A reply paid envelope is enclosed for Goodman Fielder optionholders with Australian addresses. An international reply paid envelope is enclosed to Goodman Fielder optionholders with addresses outside Australia.

3 Lost, destroyed, unavailable or no certificates

If any of your option certificates are not readily available, you should complete and return the Form of Acceptance and Deed Poll immediately and forward the certificates and other relevant documents as soon as possible. If you were not issued with any certificates or your certificates have been lost or destroyed, please tick the applicable box at the reverse side of this form.

4 Further queries

If you have any questions about the terms of the Options Offer or about how to accept the Options Offer, please call one of the following phone numbers:

Callers in Australia	1300 888 943
Callers in New Zealand	0800 006 675
Callers outside Australia and New Zealand	int+61 2 9240 7512

Information you supply on this Form of Acceptance and Deed Poll will be used by BPC and ASX Perpetual Registrars Limited for the primary purpose of processing your acceptance of the Options Offer and to provide you with the consideration payable under the Options Offer. This information may be disclosed to BPC's professional advisers, securities brokers, printing and mailing providers and other third parties in connection with the Options Offer. If you fail to supply this information, your acceptance may not be processed and you may not receive the consideration payable. You may have rights to access the personal information you have supplied. Please see ASX Perpetual's privacy policy on its website www.asxperpetual.com.au.